NO ACT

DC 10
7-9-09

Act: 1934
Section: 13(A)
Rule:
Public Availability: 7/9/2009


Received SEC
JUL 09 2009
Washington, DC 20549


09011692

July 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motors Liquidation Company, formerly known as General Motors Corporation
Incoming letter dated July 9, 2009

Based on the facts presented, the Division will not object if Old GM does not file future periodic reports under Sections 13(a) and 15(d) of the Exchange Act, until such time as the liquidation of Old GM is completed, provided that Old GM and New GM file the reports outlined below and as described in your letter. Capitalized terms in this letter have the same meaning as in your letter.

Old GM

During the pendency of its liquidation proceedings under Chapter 11 of the Bankruptcy Code, Old GM will file, under cover of Form 8-K:

- All financial reports that are required to be filed with the Bankruptcy Court within four business days after such reports are required to be filed with the Bankruptcy Court; and

- Disclosure regarding material events relating to the liquidation, the likelihood of any liquidation payments being made to security holders, and the amounts of any liquidation payments and expenses.

This relief applies only to filing Forms 10-K and 10-Q. Old GM must continue to satisfy all other provisions of the Exchange Act, including filing the current reports required by Form 8-K (with the exception of the financial information required by Item 9.01 of each Form 8-K that is filed upon a purchase or sale of assets by Old GM).

When the liquidation of Old GM is completed, Old GM will:

- File a final report on Form 8-K; and

- File a Form 15 to suspend Old GM's reporting obligations under the Exchange Act.

New GM

Effective upon the closing of the Section 363 sale, New GM will file, under cover of Form 8-K:

- Within 30 days after the closing of the Section 363 sale, textual, non-financial information about New GM that would be required to be included in a Form 10 filed with the Commission;

- Within the time frames set forth in the Instructions to Form 8-K, all Forms 8-K that would be required of a company subject to Section 13(a) of the Exchange Act (with the exception of the financial information required by Item 9.01 of each Form 8-K that is filed upon a purchase or sale of assets by New GM, which financial information will be reflected in the fully compliant Form 10 to be filed by New GM, as discussed below);

- By November 15, 2009, financial and related information of New GM as of September 30, 2009 and for the period from the closing of the Section 363 sale to September 30, 2009 and for the three and nine months ended September 30, 2009; and

- Monthly information about car and truck deliveries on a monthly basis.

By March 31, 2010, New GM will file with the Commission a fully compliant Form 10 to register its common stock under Section 12 of the Exchange Act, as well as a fully compliant Form 10-Q and Form 10-K for the periods ending September 30, 2009 and December 31, 2009, respectively.

In reaching this position, we particularly note your representations about the following:

- Even though trading in Old GM common stock is more than minimal, Old GM's management has publicly disclosed its strong belief that there will be "no value for the common stockholders in the bankruptcy liquidation process, even under the most optimistic of scenarios." The Bankruptcy Court, in its decision approving the Section 363 sale, noted that "the Court is sensitive to [GM stockholders'] concerns, but cannot help them. GM is hopelessly insolvent, and there is nothing for stockholders now. And if GM liquidates, there will not only be nothing for stockholders; there will be nothing for unsecured creditors." Hence, information about Old GM is not relevant to the common stockholders.

- Based on your diligence, there is minimal trading in the Registered Debt.

- The only holders of Old GM's Exchange Act-registered securities who will receive value in the bankruptcy proceeding will be holders of the Registered Debt, and the value they will receive will be almost exclusively, if not exclusively, driven by Old GM's investment in the common equity of New GM. Information about New GM, coupled with modified reporting by Old GM, would provide all of the relevant information about Old GM regarding Old GM's prospects, the bankruptcy proceeding and Old GM's investment in New GM that is necessary to assess all of the drivers of the value of the Registered Debt.

- Old GM's future periodic reports would not reflect a continuity of operations.

- The financial information that New GM will report as of September 30, 2009 and for the period from the closing of the Section 363 sale to September 30, 2009 and for the three and nine months ended September 30, 2009 will be the same information that New GM management will have to evaluate and consider operating results and liquidity issues when assessing and measuring the operational and financial performance of New GM.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,



Thomas J. Kim
Chief Counsel and Associate Director



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2009

Mail Stop 4546

William Tolbert
Jenner and Block LLP
330 N. Wabash Avenue
Chicago, IL 60611-7603

RE: Motors Liquidating Company
Formerly known as General Motors Corporation

Dear Mr. Tolbert:

In regard to your letter of July 9, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

JENNER&BLOCK

Jenner & Block LLP
330 N. Wabash Avenue
Chicago, IL 60611-7603
Tel 312 222-9350
www.jenner.com

Chicago
Los Angeles
New York
Washington, DC

July 9, 2009

Thomas Kim, Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Securities Exchange Act of 1934
Sections 13(a) and 15(d)

Re: Motors Liquidation Company formerly known as General Motors Corporation

Dear Mr. Kim:

On behalf of our client, Motors Liquidation Company, a Delaware corporation formerly known as General Motors Corporation ("GM" or the "Corporation"), we are writing to seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, under the circumstances described below and based on Exchange Act Release 9660 (June 30, 1972) (the "Release"), Staff Legal Bulletin No. 2 (April 5, 1997) ("SLB 2") and prior no-action correspondence, the Staff will not recommend any enforcement action to the Commission if the Corporation follows the modified reporting procedures set forth herein.

The Corporation's common stock, $1⅔ par value per share (the "Common Stock") and ten series of the Corporation's public debt, namely the Corporation's 1.50% Series D Convertible Senior Debentures, 4.50% Series A Convertible Senior Debentures, 5.25% Series B Convertible Senior Debentures, 6.25% Series C Convertible Senior Debentures, 7.375% Senior Notes due October 1, 2051, 7.25% Senior Notes due July 15, 2041, 7.25% Senior Notes due February 15, 2052, 7.25% Quarterly Interest Bonds due April 15, 2041, 7.375% Senior Notes due May 15, 2048 and 7.50% Senior Notes due July 1, 2044 (collectively, the "Registered Debt") have been registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, as such, the Corporation is currently required to file periodic reports under Section 13(a) of the Exchange Act.

To date, the Corporation has remained current with respect to its reporting obligations. However, as hereinafter set forth, it is unable to prepare and file on a timely basis its periodic reports without undue hardship. Accordingly, we are requesting that the Corporation's reporting obligations be modified as set forth herein effective as of the closing of the Section 363 sale.

I. Background

On June 1, 2009 (the "Bankruptcy Date"), the Corporation and certain of its subsidiaries (collectively, the "Debtors"), each filed for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). On the same date, the Debtors filed a petition with the Bankruptcy Court for approval of the consummation of the transactions the Debtors and Vehicle Acquisition Corp. Holdings LLC ("New GM"), an entity formed by the United States Department of the Treasury to purchase selected assets of the Debtors pursuant to Section 363 of the Bankruptcy Code, subject to the receipt of competing bids. On July 5, 2009, the Bankruptcy Court entered an order approving the Section 363 sale.

The Corporation publicly announced the filing of these bankruptcy petitions and the entry of the Debtors into the Purchase Agreement in a press release dated June 1, 2009. The Corporation also filed a current report on Form 8-K on June 3, 2009, with the Purchase Agreement and the press release filed as exhibits.

Upon completion of the Section 363 sale, New GM's common stock will be owned:

- 60.8% by the U.S. Treasury;
- 11.7% by the Canadian and Ontario governments, collectively;
- 17.5% by the new Voluntary Employee Beneficiary Association ("New VEBA") to be established by the United Auto Workers; and
- 10.0% by the Corporation after the Section 363 sale ("Old GM").

Old GM will also hold warrants to acquire an additional 15% of New GM's common stock on a fully diluted basis, and will receive an additional 2% of New GM's common stock if the total general unsecured claims against Old GM exceed $35 billion. The New VEBA will also hold a warrant to acquire an additional 2.5% of New GM's common stock on a fully diluted basis.

Subsequent to the Section 363 sale, Old GM will not emerge from the Chapter 11 proceeding as a reorganized, ongoing operating entity. After the transfer of the ongoing operations to New GM under the Section 363 sale, the remaining net assets of Old GM will consist of closed plants, environmental liabilities, miscellaneous real estate, discontinued nameplates (including related assets and liabilities), certain taxes and worker's compensation liabilities, and certain unsecured debt. Over time these net assets will be sold and Old GM will be liquidated. Pending the completion of the sale of certain of Old GM's assets and the liquidation of any remaining assets, the Bankruptcy Court will retain and exercise the authority to approve or disapprove any actions of Old GM.

II. Information Regarding Financial Condition

Prior to the Bankruptcy Date, the Corporation provided extensive disclosures to advise the Corporation's security holders regarding the Corporation's financial condition and prospects, and the Corporation's financial condition received extensive media coverage. In particular, beginning with GM's Form 10-Q for the period ended September 30, 2008, GM included disclosure in its periodic reports that informed security holders about the liquidity problems facing the Corporation, stating "[b]ased on our estimated cash requirements through December 31, 2009, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due, and we do not currently have other traditional sources of liquidity available to fund these obligations."

In the Corporation's December 2008 public submissions to the Senate Banking Committee and the House of Representatives Financial Services Committee, the Corporation noted that "GM must reluctantly, but necessarily, turn to the U.S. Government for assistance. Absent such assistance, the company will default in the near term." Shortly thereafter, GM entered into a loan and security agreement with the United States Department of the Treasury (the "U.S. Treasury"), pursuant to which the U.S. Treasury agreed to provide GM with a $13.4 billion secured term loan facility (the "U.S. Treasury Facility"). As a condition to providing the U.S. Treasury Facility, the U.S. Treasury required GM to formulate a plan to achieve and sustain GM's long-term viability, international competitiveness and energy efficiency (the "Viability Plan"), and the U.S. Treasury Facility provided for an acceleration of the maturity date of the amounts due under the U.S. Treasury Facility in the event GM was not able to implement the Viability Plan within the timeframe given.

In its 2008 annual report on Form 10-K, filed with the Commission on March 5, 2009, the Corporation provided additional disclosure with respect to the risks associated with the U.S. Treasury Loan Agreement, noting that:

> "If the maturity of the loans under the [U.S. Treasury] Facility is accelerated, we do not currently have means to repay or refinance the amounts that would be due and payable. If we failed to repay the amounts due under the agreement, an event of default would occur, which would permit the [U.S. Treasury] to exercise its remedies under the agreement, including foreclosing on the collateral pledged to secure our obligations under the agreement. These circumstances would trigger events of defaults in certain of our other significant agreements, potentially requiring us to seek relief through a filing under the U.S. Bankruptcy Code."

GM undertook a number of restructuring efforts in connection with its Viability Plan, including the launching of an exchange offer for GM's outstanding public debt. Following the expiration of the exchange offer without meeting the required minimum conditions, and after determining that it would be unable to meet the conditions set in the U.S. Treasury Facility, GM determined that it would not be able to generate sufficient cash to repay the U.S. Treasury Facility in the event the facility was accelerated and sought protection under Chapter 11 of the Bankruptcy Code.

In accordance with the Bankruptcy Code, the Corporation is required to file monthly financial reports with the Bankruptcy Court and the Office of the United States Trustee pursuant to Bankruptcy Rule 2015 and the United States Trustee's "Operating Guidelines and Financial Reporting Requirements" (the "Monthly Operating Reports"). The Corporation has timely filed all reports required by the Exchange Act for the 12 months preceding the Bankruptcy Date.

III. Discussion

In the past, the Staff has agreed not to recommend enforcement action to the Commission in connection with the modification or suspension of the Exchange Act reporting requirements of certain issuers subject to proceedings under the Bankruptcy Code. See e.g. BSD Bancorp, Inc. (March 30, 1994), Cray Computer Company (May 16, 1996) and I.C.H. Corporation (May 10,

1996). The Release reflects the Commission's position that it will accept reports that differ in form or content from the periodic reports required by the Exchange Act where the issuer is subject to bankruptcy proceedings or has severely curtailed its operations so long as the modified reporting procedure provides adequate protection for investors and is not inconsistent with the public interest. SLB 2 indicates that issuers may request a "no-action" letter from the Staff that applies the positions in the Release to the issuer's facts. SLB 2 requires the issuer to present a clear demonstration of its inability to continue reporting, its efforts to inform its security holders and the market, and the absence of a market in its securities. The following paragraphs provide the required response, including with respect to the information to be filed in order for the public security holders to adequately assess their investment.

A. Compliance with Exchange Act Reporting Obligations

Because the Corporation has a number of classes of securities, including the Common Stock, that have been registered under Section 12(b) of the Exchange Act, the Corporation is required to file quarterly and annual reports pursuant to Section 13(a) of the Exchange Act. The Corporation was current in its Exchange Act reports for the 12 months period prior to the Bankruptcy Date. From the Bankruptcy Date through the date of this request, the Corporation remained current with its Exchange Act reporting obligations. Because of the change in the Corporation's status as described above and other factors described below, the continued filing of periodic reports would not be necessary for the protection of investors and would pose an unreasonable burden and expense on the Corporation.

B. Timeliness of the Announcement of the Corporation's Bankruptcy Filing

As noted above, the Corporation announced its filing seeking bankruptcy protection via a press release on June 1, 2009 immediately after filing the bankruptcy petition. The Corporation also filed a current report on Form 8-K on June 3, 2009 to disclose the bankruptcy filing, with the Purchase Agreement and the press release also filed as exhibits.

C. Unreasonable Effort and Expense of Exchange Act Reporting

The Corporation believes that continued full compliance with the Exchange Act reporting requirements, combined with the additional reporting resulting from the bankruptcy filing, would pose an undue hardship upon the Corporation. In particular, because of the enormous strain that is being placed on the Corporation's human and financial resources as a result of the bankruptcy petition and the Corporation's ongoing liquidity crisis, the complexity of the bankruptcy proceedings, the dynamic nature of the Corporation's operations during this transitional period, the significant additional costs associated with continued periodic reporting and the potential negative effect on the Corporation's business resulting from a delay in the acquisition of Old GM's assets by New GM, continued periodic reporting would present a significant and undue hardship on the Corporation.

The Corporation's management and administrative staff are currently faced with the immense task of conducting ongoing operations of the Corporation's business in the context of a reorganization proceeding, including evaluation and implementation of the operational restructuring necessary to address the Corporation's existing financial condition (which includes U.S. brand and nameplate rationalization, U.S. dealer reduction and a revised distribution channel strategy, U.S. hourly employee reduction, hourly labor cost reduction, salaried employee reduction and a global capital investment strategy), administering the Corporation's debtor-in-possession financing and otherwise addressing the Corporation's liquidity crisis, properly preparing the Bankruptcy Monthly Operating Reports on behalf of all the Debtors and complying with the other requirements of the Bankruptcy Court. The number of accounting and reporting issues related to the execution of a Section 363 sale is significant and the time needed to address them is extensive. The Corporation believes that all its resources should be focused on completing the Section 363 sale and operationalizing New GM and assuring that all the asset and liability allocations are done properly.

Not only is the accounting for the Corporation's reorganization extremely complex, but Old GM will have limited resources to accomplish the complex tasks that are presented and any incremental costs associated with such tasks are likely to reduce the recovery available to the Corporation's security holders. In particular, because all of the members of the Corporation's Corporate Accounting staff will become employees of New GM following the completion of the sale of the assets of the Old GM, Old GM will have no internal accounting resources. While Old GM will have the right to purchase accounting services for a limited period of time from New GM pursuant to the terms of a transition services agreement between Old GM and New GM, the cost associated with these services will be substantial. Because it is almost certain that the Corporation's creditors will not see a full recovery following the Corporation's bankruptcy and subsequent liquidation, the Corporation's creditors, which includes public investors, have an interest in preserving the assets of Old GM following the sale of substantially all of the assets of the Corporation to New GM.

This hardship clearly outweighs the benefit of the periodic reports of the Corporation/Old GM, which would not provide investors with meaningful information. Producing historical carveout financial statements and related footnote disclosures for a miscellaneous set of unrelated assets and liabilities which remain with Old GM will be extremely burdensome, will not provide meaningful information to public security holders and will require significant costs. The assets of Old GM will consist of closed plants, environmental liabilities, miscellaneous real estate to be disposed of, discontinued nameplates (including related assets and liabilities), certain taxes and worker's compensation liabilities, and certain unsecured debt. Few, if any, of the assets and liabilities have readily identifiable historic streams of revenue or expenses. To prepare a historic set of carveout financial statements for these assets and liabilities would be difficult and involve significant judgments and estimates. Additionally, such financial statements would not be meaningful and do not reflect a continuity of operations. Moreover, because investors are not valuing Old GM's return streams and expected future results of operations in connection with liquidation (but rather the value of assets and liabilities), results of operations and income statements would be meaningless to public investors.

For all of the reasons stated above, the Corporation's management believes the costs, both monetary and administrative, of fully complying with the Exchange Act reporting requirements pose an undue hardship given the scale of the reporting required and the investor interest in maintaining the assets of the Corporation. Accordingly, the Corporation believes that receiving relief from its reporting obligations via a no action letter is appropriate and justified in the situation.

D. Adequacy of Modified Reporting to Protect Investors

The Commission has stated that, in determining whether modified reporting would be consistent with the protection of investors, the nature and extent of trading in the issuer's securities should be considered. Through June 2, 2009, the Common Stock and the Registered Debt were listed for trading on the New York Stock Exchange (the "NYSE") and the Common Stock was a component of the Dow Jones Industrial Average. After such date, the Common Stock and the Registered Debt were delisted from the NYSE and the Common Stock was removed from the Dow Jones Industrial Average.

The Common Stock currently trades on the Pink Sheets and the Registered Debt currently does not trade on an exchange. The Pink Sheets is an inter-dealer electronic quotation and trading system that does not require any action by or the consent of the issuer whose securities are traded. The Corporation does not have control over trading in the Common Stock on the Pink Sheets, has not taken any steps to facilitate such trading and is unable to prohibit individuals from trading. Annex A hereto sets forth the average daily trading volume of the Common Stock and the Registered Debt on the NYSE for the 3 months prior to May 29, 2009. For the 25 trading days prior to the Corporation filing for relief under Chapter 11 of the Bankruptcy Code (and excluding the immediate 6 trading days prior to the filing, which had unusually heavy trading volume), an average of 54,738,011 shares traded on the NYSE. On June 3, 2009, the day immediately after the Common Stock was delisted by the NYSE, 65,818,000 shares traded on the Pink Sheets. Between June 3 and June 24, 2009, an average of 60,619,363 shares of Common Stock was traded on the Pink Sheets, with volumes decreasing following an initial surge in connection with the Corporation's bankruptcy filing.

While trading in the common stock is currently more than minimal, the Corporation has taken a number of steps to discourage this market, because the Corporation's management strongly believes that stockholders will receive no value in the bankruptcy liquidation process. Specifically, the Corporation posted disclosure on GM's website on June 10, 2009, which disclosure was also issued as a statement on PR Newswire on that same date, that "GM management strongly believes that any recovery for the common stockholders in the chapter 11 bankruptcy process is highly unlikely, even under the most optimistic of scenarios." GM also posted similar disclosure on July 1, 2009, reminding investors of GM management's strong belief that there will be "no value for the common stockholders in the bankruptcy liquidation process, even under the most optimistic of scenarios", which disclosure was issued as a statement on PR Newswire and filed on a Form 8-K on that same day. GM has clarified the discussion of the effects of the bankruptcy filing on investors contained on the Corporation's website to make this belief clear. Moreover, the Bankruptcy Court, in its decision approving the Section 363 sale, noted that "the Court is sensitive to [GM stockholders'] concerns, but cannot help them. GM is hopelessly insolvent, and there is nothing for stockholders now. And if GM liquidates, there will not only be nothing for stockholders; there will be nothing for unsecured creditors." The Corporation believes that the Corporation's disclosure, together with the clarifications to the language on GM's website and the statements of the Bankruptcy Court, alleviate the need for financial information for this class of security holders, that, in light of the Corporation's disclosure and website content and the statements of the Bankruptcy Court, information about Old GM is not relevant to the holders of the Common Stock and to present financial information that may cause investors in GM's Common Stock to believe the Common Stock still has value may be misleading and confuse those investors.

With respect to the Registered Debt, GM believes, based on its diligence, which includes conversations with its advisors where those advisors have noted that, to their knowledge, almost no trading is occurring in the Registered Debt, that as a result of delisting of the Registered Debt, trading volumes of its Registered Debt have fallen to the point where minimal trading is occurring. Even so, unlike the common shareholders, the debt holders do have informational needs because it is expected that Old GM's share of the New GM stock will be distributed to unsecured creditors, including holders of Registered Debt. Indeed, the value public investors in the Registered Debt expect to receive will be almost exclusively, if not exclusively, driven by Old GM's investment in New GM. Consequently, the Corporation, in the interest of investor protection, will file information about New GM with the Commission, even though New GM will not otherwise be required to disclose information about itself because it is a private company.

Information about other potential drivers of value – such as Old GM's ability to liquidate assets, resolve litigation and satisfy any outstanding debtor-in-possession financing and other remaining liabilities – will be described in the public filings described below. The Corporation's management believes that information about New GM, coupled with modified reporting by Old GM, would provide all of the relevant information about Old GM regarding Old GM's prospects, the bankruptcy proceedings and Old GM's investment in New GM that is necessary to assess all of the drivers of the value of the Registered Debt. Information Old GM would otherwise provide in its ongoing periodic reports would not be relevant for holders of Registered Debt.

New GM Information

As a condition to receiving no action relief, New GM will file with the Commission the following information to allow holders of Registered Debt to evaluate Old GM's investment in New GM.

Monthly Car and Truck Deliveries

New GM will file monthly with the Commission, under cover of a current report on Form 8-K, monthly information regarding car and truck deliveries, by brand and vehicle model, for the current month and year to date period on a comparative basis, setting forth the number of units delivered and the percentage change from the previous period, as well as market share information.

Forms 8-K

Subsequent to the Section 363 sale, New GM agrees to file with the Commission all Forms 8-K, including a Form 8-K for the Section 363 sale, in each case within the timeframes set forth in the form, that would be required of a company subject to Section 13(a) of the Exchange Act, with the exception of the financial information required by Item 9.01 of each Form 8-K that is filed upon a purchase or sale of assets by New GM (which financial information will be reflected in the fully compliant Form 10 filed by New GM, as discussed below), through March 31, 2010 due to the time and effort required to produce fresh-start accounting financial statements and to produce carve-out financial statements, with footnotes and appropriate accompanying disclosures. Additionally, within 30 days of the closing of the Section 363 sale, New GM will file under cover of a current report on Form 8-K, the following textual, non-financial information that would be required to be included in a Form 10 filed with the Commission:

- Item 1: Business;
- Item 1A: Risk Factors;
- Item 3: Properties;
- Item 4: Security Ownership of Certain Beneficial Owners and Management;
- Item 5: Directors and Executive Officers;
- Item 6: Executive Compensation;
- Item 7: Certain Relationships and Related Transactions, and Director Independence;
- Item 8: Legal Proceedings;
- Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters;
- Item 10: Recent Sales of Unregistered Securities;
- Item 11: Description of New GM's Common Stock;
- Item 12: Indemnification of Directors and Officers;
- Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure; and
- Item 15(b): Exhibits.

In addition, New GM will file with the Commission, under cover of a current report on Form 8-K, the following information following the completion of the quarter ending September 30, 2009, as of September 30, 2009 and for the period from the closing of the Section 363 sale to September 30, 2009 and for the three and nine months ending September 30, 2009:

- Condensed Consolidated Statements of Operations;
- Condensed Consolidated Balance Sheets;
- Condensed Consolidated Statement of Stockholders' Deficit;
- Condensed Consolidated Statements of Cash Flows;
- Notes to Condensed Consolidated Financial Statements;
- Management's Discussion and Analysis of Financial Condition and Results of Operations (Including a Liquidity Analysis);
- Controls and Procedures;
- Legal Proceedings;
- Risk Factors; and
- Other quarterly reporting requirements of Form 10-Q, including unregistered sales of equity securities and use of proceeds, defaults upon senior securities,

submission of matters to a vote of security holders, any other information required to be reported on a Form 8-K during the quarter ended September 30, 2009 but not reported and exhibits.

The above financial statements and related information of New GM will include the financial statements and related information of Old GM as the predecessor entity. These financial statements will separately include the results of Old GM and New GM and will include appropriate disclosure in Management's Discussion and Analysis that will not aggregate the results of Old GM and New GM. Such financial statements will not comply with generally accepted accounting principles. The financial statements and related information of New GM will utilize the historical cost basis of the Corporation's assets and liabilities prior to the Section 363 sale, and will therefore not reflect assets and liabilities related to fresh start accounting adjustments such as revised asset valuations and depreciable lives and changes to accounting policies. In addition, because fresh start accounting is not used, New GM's financial statements will be on an historical cost basis and will not be adjusted for asset impairments or benefit plan remeasurements. It is the Corporation's intent that the financial statements of Old GM, as the predecessor entity, will be prepared in accordance with generally accepted accounting principles. However, for the reasons discussed in Section III C, it is possible that adjustments for certain items (e.g., asset impairments, benefit plan remeasurements, etc) will not be finalized within the Form 8-K filing timetable described above causing the financial statements of Old GM not to be in compliance with generally accepted accounting principles. With respect to each of New GM and Old GM, any such adjustments will be disclosed to the extent they are known and quantifiable at the time. Old GM and New GM are not able to provide GAAP financial statements at this time for the reasons set forth above. Additionally, these financial statements will not be reviewed by New GM's independent auditors. The disclosure with respect to the adjustments will be prominent. In addition, such disclosure will include a statement that the financial statements:

- were not reviewed by New GM's independent auditors;
- were not prepared in accordance with generally accepted accounting principles (identifying separately the departures from generally accepted accounting principles for each of Old GM and New GM); and
- would change upon the application of those adjustments necessary to make the financial statements of Old GM and New GM compliant with generally accepted accounting principles;

Such information will be filed by the due date of the quarterly report required under the Exchange Act (i.e., by November 15, 2009).

The Corporation believes this information about New GM will be useful to the public investors in Old GM, given that Old GM will initially hold 10% of the common stock of New GM in addition to warrants to acquire additional shares of New GM's common stock. Management believes this financial information, although not in compliance with generally accepted accounting principles, will provide meaningful supplemental information regarding New GM's operating results because such financial information will be the same information that New GM management will have to evaluate and consider operating results and liquidity issues when assessing and measuring the operational and financial performance of New GM. Management believes these measures allow the public investors of Old GM to readily view operating trends, perform analytical comparisons, benchmark performance among geographic regions and assess whether New GM's plan to return to profitability is on target. Also, New GM management will use the non-GAAP data in its operational decision-making process, including decisions on how to allocate its resources. Thus, the Corporation believes that providing the public with most current information as of September 30, 2009 and for the period from the closing of the Section 363 sale to September 30, 2009 and for the three and nine months ending September 30, 2009 regarding New GM that is consistent with the best information available to management is also in the best interest of all constituents of New GM, including the public investors in Old GM. New GM will also include disclosure that these non-GAAP financial statements have limitations and should not be considered as a substitute for GAAP financial statements or other measures of performance or liquidity prepared in accordance with GAAP and that New GM will be filing a fully compliant Form 10-Q and Form 10-K with the Commission for the periods ending September 30, 2009 and December 31, 2009 on or before March 31, 2010, each of which will include financial statements that are in compliance with generally accepted accounting principles.

Form 10-Q and Form 10-K

Upon completion of fresh start financial statements for New GM, New GM will file a fully compliant Form 10-Q and Form 10-K with the Commission for the periods ending September 30, 2009 and December 31, 2009, respectively. The fully compliant Form 10-Q and Form 10-K will include the financial statements and related information of Old GM as the predecessor entity, with such adjustments as may be necessary to make Old GM's financial statements compliant with generally accepted accounting principles. The financial statements for each of New GM and Old GM will be prepared in accordance with generally accepted accounting principles and other requirements of the Commission, and will be reviewed or audited, as appropriate, by the Corporation's independent registered public accountants. The Corporation undertakes to file such financial statements within the annual reporting timeframe specified under the Exchange Act (i.e., by March 31, 2010). Additionally, appropriate information for New GM will be provided regarding any material dispositions or acquisitions in the fully compliant Form 10 filed on or before March 31, 2010 as discussed below.

Form 10

As a further condition to the granting of this no-action letter, New GM agrees to file a fully compliant Form 10 to register its common stock under Section 12 of the Exchange Act in the same timeframe that it files its Form 10-K for the year ending December 31, 2009, which will be the earliest that New GM expects to have audited financial statements.

Old GM Information

Consistent with prior no action relief for modified reporting, the Corporation will file with the Commission copies of all of the financial reports that are required to be filed with the Bankruptcy Court and the United States Trustee under the cover of a current report on Form 8-K within four business days after such reports are so filed. The Corporation will also file under cover of a current report on Form 8-K such reports as may be required to disclose whether any liquidation payments will be made to security holders, the amount of any liquidation payments, the amount of any expenses incurred, and any other material events relating to the liquidation. In addition, at the time the liquidation of Old GM is complete, Old GM will file a final report on Form 8-K. The Corporation will continue to file current reports required by Form 8-K, with the exception of the financial information required by Item 9.01 of each Form 8-K that is filed upon a purchase or sale of assets by Old GM, including the Form 8-K filed upon completion of the Section 363 sale, within the timeframes set forth in the form, will comply with Regulation 14A and will continue to comply with all other requirements of the Exchange Act, other than the filing of quarterly and annual reports.

IV. Request for Modification of Exchange Act Reporting Requirements

In the past, the Commission or its Staff has agreed to suspend or modify the reporting requirements of issuers subject to bankruptcy proceedings. The Release and SLB 2 reflect the Staff's position that the Commission will accept reports which differ in form or content from the quarterly or annual reports required by the Exchange Act where the issuer is subject to bankruptcy proceedings or has severely curtailed its operations, so long as the modified reporting procedure is consistent with the protection of investors.

The Corporation believes that the combination of modified reporting by Old GM and the reports to be filed by New GM, which will be filed by New GM even though New GM is not required to disclose information about itself because it is a private company, will provide investors with the relevant information about Old GM regarding Old GM's prospects, the bankruptcy proceedings and Old GM's investment in New GM and that continued full compliance with the Exchange Act would not provide investors with additional useful information. For this reason, the Corporation believes the proposed modified reporting adequately addresses the needs of investors and warrants the requested relief.

Old GM and New GM will file the reports discussed above, including the final report on Form 8-K at the time the liquidation of Old GM is complete, in lieu of Old GM filing quarterly and annual reports under Section 13(a) and 15(d) of the Exchange Act. Finally, when appropriate, Old GM undertakes to file a Form 15, suspending Old GM's obligations to file reports under Sections 13(a) and 15(d) of the Exchange Act and thereafter, unless objected to by the Commission, terminate the registration of Old GM's Common Stock under Section 12(g) of the Exchange Act 90 days after filing.

On behalf of GM, we respectfully request that the Staff provide us with written assurance as soon as practicable that it will not recommend any enforcement action to the Commission against the Corporation if these modified reporting procedures are implemented. If you have any questions about, or desire any additional information regarding, the matters discussed in this letter, please call the person named below. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to issuance of any written response.

Very truly yours,



William Tolbert
Jenner & Block LLP
(202) 639-6038

cc:

Robert S. Osborne
Nick S. Cyprus
(General Motors Corporation)

Annex A

Security	3 Month Average Daily Trading Vol. (as of May 31, 2009)
GM common stock, $1⅔ par value (GM)	50,663,300
7.25% Quarterly Interest Bonds due April 15, 2041 (GMW)	166,105
7.25% Senior Notes due July 15, 2041 (XGM)	169,531
7.50% Senior Notes due July 1, 2044 (GMS)	194,024
7.375% Senior Notes due May 15, 2048 (BGM)	258,765
7.375% Senior Notes due October 1, 2051 (HGM)	162,981
7.25% Senior Notes due February 15, 2052 (RGM)	235,450
1.50% Series D Convertible Senior Debentures (GRM)	462,942
4.50% Series A Convertible Senior Debentures (GXM)	6,771
5.25% Series B Convertible Senior Debentures (GBM)	1,859,190
6.25% Series C Convertible Senior Debentures (GPM)	1,249,200